April 5, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Christine Torney

                     Vanessa Robertson

Re:	Kazia Therapeutics Ltd

Form 20-F for the fiscal year ended June 30, 2021

Filed October 7, 2021

File No. 000-29962

Ladies and Gentlemen:

Kazia Therapeutics Ltd (the “Company”) is providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated March 22, 2022, with respect to the Company’s Annual Report on Form 20-F that was filed on October 7, 2021.

Set forth below is the Company’s response to the Comments, which for your convenience we have incorporated into this response letter. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Annual Report.

Form 20-F for the fiscal year ended June 30, 2021

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Expenses, page 22

1.

Please provide us with proposed disclosure to be included in future periodic reports which separately quantifies your research and development expense by project. If you do not track your research and development costs by project, disclose that fact as well as why you do not maintain and evaluate research and development costs by project.

We acknowledge your comment and propose to disclose research and development expense by project in our future periodic reports in the following format (disclosures shown for FY21 report for illustrative purposes):

A$’000	FY21	FY20
Paxalisib
- Phase II trial	1,941	3,690
- GBM Agile trial	8,148	1,523
- other paxalisib	966	670
EVT801	1,098	—
Cantrixil	429	1,673
R&D salaries	694	854
Amortisation of licensed assets	1,265	1,084

Total R&D expense	14,541	9,494

Item 18. Financial Statements

Note 5. Revenue, page F-20

2.

Please tell us your consideration of providing disclosure of the out-license agreements with Oasmia and Simcere to separately quantify upfront payments and milestone payments by type, as these both appear to be material agreements.

We offer the following comments in relation to this question:

•	It is the Company’s view that we have complied with the disclosure requirements of IFRS 15 in our annual report on Form 20-F

•

We note that disclosure of the revenue earned from our out-license agreements with Oasmia and Simcere appears on pages 40 – 41 of our annual report on Form 20-F, showing that all revenue received in fiscal 2021 represents up front payments.

•

In future periodic reports, we will give consideration to providing additional voluntary disclosure in Note 5 to the financial statements, separately identifying upfront payments and milestone payments by type.

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We appreciate your consideration.

Please feel free to contact me via email gabrielle.heaton@kaziatherapeutics.com.

Yours sincerely,

/s/ Gabrielle Heaton

Gabrielle Heaton

Director, Finance & Administration